BRIGUS GOLD CORP.
Three months ended March 31, 2012

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) provides a review of the performance of Brigus Gold Corp. (“Brigus” or the “Company”) and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2011, the unaudited condensed consolidated interim financial statements for the quarter ended March 31, 2012 and 2011 and related notes.

The information presented in this MD&A is as of May 14, 2012. All of the financial information presented herein is expressed in United States dollars (“US dollars” or “USD”), unless otherwise stated. Canadian dollars are indicated by the symbol “Cdn$”. The first, second, third, and fourth quarters of the Company’s fiscal year are referred to as “Q1”, “Q2”, “Q3”, and “Q4”, respectively.

This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. The reader is cautioned not to place undue reliance on forward-looking statements. Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

OVERVIEW OF THE BUSINESS

Brigus is a growing junior Canadian gold producer committed to maximizing shareholder value through efficient production, targeted exploration and select acquisitions. Brigus is engaged in gold mining, including extraction, processing, and refining, as well as related activities including exploration and development of mineral deposits in Canada.

The Company operates the wholly-owned Black Fox Mine and Mill in the Timmins Gold District of Ontario, Canada.  The Company’s Black Fox Complex encompasses the Black Fox Mine and adjoining properties in the Township of Black River-Matheson, Ontario, Canada. The Black Fox open pit mine commenced commercial production in 2009. The Black Fox underground mine operates in conjunction with the Black Fox open pit mine and commenced commercial production in Q4 2011. The Company’s exploration program has identified various zones on the Black Fox Complex, most notably the 147 zone and the Contact zone, which have both produced excellent exploration drilling results to date. In the fourth quarter of 2011, the Company announced an initial NI 43-101 compliant, independent mineral resource estimate for the 147 and Contact zones which added more than 50 percent to the gold resource at the Black Fox Complex. To date, the Company has systematically explored 25 percent of the property, and significant upside potential remains on the rest of the property.

Brigus is also evaluating the Goldfields Project located in northern Saskatchewan, Canada, which hosts the Box and Athona gold deposits. In 2011, a pre-feasibility study was completed on the Goldfields Project indicating a net present value of $144.3 million. Once Black Fox has reached its steady state production level in excess of 25,000 ounces of gold per quarter, Brigus will make a decision on the development of the Goldfields Project.

1

OUTLOOK

The Company expects gold production to increase quarter over quarter until it reaches a steady state output of 25,000 ounces per quarter. In 2012, Brigus is forecasting gold production of 77,000 to 85,000 ounces at cash costs per ounce of $775 - $825 as follows:

2012	Low	High	Actual
Q1	15,500	17,000	16,922
Q2	18,000	21,000	-
Q3	21,500	23,000	-
Q4	22,000	24,000	-
Total	77,000	85,000

Planned capital expenditures for 2012 are estimated to be $45 million. This includes an estimated $19 million related to underground development, $15 million related to Phase 2 capital stripping and Phase 3 overburden removal, $8 million related to mining equipment purchases and overhauls and $3 million relating to the completion of the mill expansion.

The Company plans to spend $8 million in exploration expenditures during 2012 at the 147 and Contact zone to convert Inferred ounces to Indicated ounces through systematic in-fill drilling and to expand the resource. Underground exploration at the Black Fox Mine is expected to begin in the second half of 2012. The Black Fox exploration program is advancing as planned and on schedule. To date, Brigus has drilled over 126,000 metres on the 147 and Contact zones with significant results that include 21 grams per tonne (“gpt”) over 25.0 metres (“m”).

FIRST QUARTER HIGHLIGHTS

•	Produced 16,922 ounces of gold, the top end of the production guidance for the quarter.
•	Gold sales improved by 60% to 16,033 ounces compared to 10,003 in Q1 2011.
•	Average realized gold price increased by 18% to $1,611 per ounce compared to $1,356 in Q1 2011.
•	Achieved an average grade 5.28 gpt from the underground mine.
•	Reduced cash costs to $858 per ounce, a 20% reduction in cash costs from Q4 2011 and a 22% reduction from Q1 2011.
•	Cash flow from operations, before working capital adjustments, was $9.9 million during Q1 2012, compared to $0.7 million in the same period in 2011.
•	Operating margin increased by 190% to $753 per ounce in Q1 2012 from $259 per ounce in Q1 2011.
•	Processed 180,965 tonnes of ore at an average grade of 3.04 gpt and an average recovery of 95.7%.
•	Generated positive income from operations of $3.5 million.
•	Raised $15.0 million from the completion of an equity financing.
•	Raised $15.0 million from the sale leaseback of certain Black Fox Mill assets.
•	Continued positive drilling results from the 147 and Contact zones reporting 5.95 gpt over 56.7 m and 26.83 gpt over 15.5 m during the quarter.
•	Subsequent to quarter end, the Company entered into an agreement to divest of the Calais note for proceeds of $6.0 million.

2

FIRST QUARTER RESULTS

CONSOLIDATED FINANCIAL RESULTS

	For the three months ended
	March 31	March 31
($ thousands, except per share and ounces)	2012	2011
Revenue from the sale of gold	$25,823	$13,570
Direct operating costs	$14,032	$10,972
Income (loss) from operations	$3,480	$(3,376)
Net income	$5,520	$4,261
Basic earnings per share	$0.03	$0.02
Diluted earnings per share	$0.03	$0.02
Cash flows from operations	$6,921	$4,678
Gold sales in ounces	16,033	10,003
Total cash cost per ounce of gold sold (1)	$858	$1,097

(1)	Total cash cost per ounce gold sold is a non-GAAP measure and is not necessarily comparable to similar titled measures of other companies due to potential inconsistencies in the method of calculation. Refer to the table under the section “Reconciliation of Cash Operating Costs per Ounce” for the calculation of cash costs per ounce of gold.

REVIEW OF FINANCIAL RESULTS FOR THE THREE MONTHS ENDING MARCH 31, 2012

During the three months ended March 31, 2012, the Company sold 16,033 ounces of gold compared to 10,003 ounces in the same period in 2011. Revenue for the quarter ended March 31, 2012 was $25.8 million, compared to $13.6 million in 2011, a 90% increase on a period over period basis. The increase in revenue in 2012 compared to 2011 is the result of a 60% increase in ounces sold and a 19% increase in realized gold price per ounce. The number of ounces sold increased as both Phase 2 of the open pit and the underground mine were in full commercial production in Q1 2012. In Q1 2011, Phase 2 of the open pit and the underground were still in development, therefore ounces produced in this period were predominately from lower grade development and stockpiled ore.

During Q1 2012, 14,044 ounces of the total production was sold at spot rates, at an average realized price of $1,687 per ounce. The remaining 1,989 ounces were delivered against the gold stream agreement with Sandstorm Resources Ltd. (“Sandstorm”) at an average realized price of $1,072. Sales to Sandstorm generated cash proceeds of $500 per ounce as well as the recognition of deferred revenue of $1.1 million during the quarter. For the three month period ended March 31, 2011, 9,249 ounces were sold at spot rates, at an average realized price of $1,380 per ounce with the remaining 754 ounces sold to Sandstorm at an average realized price of $1,072. The Company has until December 31, 2012 to exercise an option to buy back up to 6% of the Sandstorm gold stream agreement.

During the three month period ended March 31, 2012, the Company produced 16,922 ounces of gold, compared to 8,773 ounces in the same period in 2011. In the first three months of 2012, 180,965 ore tonnes were mined compared to 179,229 ore tonnes in Q1 2011. The increase in gold ounces produced is a direct result of the increase in grade in Q1 2012. The overall grade for Q1 2012 was 3.04 gpt compared to 1.67 gpt in Q1 2011. The increase in grade in 2012 is the result of the inclusion of higher grade underground ore, which averaged 5.28 gpt during the quarter. The ore processed in Q1 2011 consisted mainly of lower grade development and stockpiled ore.

The average grade from the underground in Q1 2012 increased significantly from Q4 2011 as operational improvements initiated at the beginning of the quarter took effect and production continued to ramp-up. Underground production has materially increased compared to Q4 2011, as additional working faces were opened. Production from the underground will continue to grow as development reaches larger ore zones at depth.

3

 Direct operating costs, which include mining and processing costs, for the three months ended March 31, 2012 totalled $14.0 million, compared to $11.0 million for the period ended March 31, 2011. The increase in direct operating costs is a result of the inclusion of production expenses relating to the underground mine. Direct operating costs in Q1 2012 included approximately $4 million relating to the underground. Direct operating costs were also impacted by an increase in diesel costs resulting from higher consumption on a period over period based and an increase in the average price in 2012 compared to 2011. In Q4 2011, the underground mined reached commercial production, therefore all operating costs relating to the underground mine were included in direct operating costs. In Q1 2011, all costs related to the underground mine were capitalized, as the mine had not yet entered commercial production.

The open pit cost per tonne for the three months ended March 31, 2012 was $2.87 compared to $2.92 in the same period in 2011. The open pit cost per tonne in Q1 2012 declined compared to Q1 2011 due to an increase in total tonnage mined during Q1 2012 compared to 2011, excluding overburden tonnes mined.

 The cost per tonne for underground ore in the first quarter of 2012 was $122. The underground cost per tonne has decreased during the quarter from a high of $192 in January to a low of $88 per tonne in March. Production from the underground mine in January and February was lower than anticipated as the Company implemented new procedures to increase grade and minimize dilution. These procedures decreased the tonnage produced from each stope. Production from the underground has increased as more stopes have been opened during the quarter. The Company expects the cost per tonne for underground ore to be in the range of $90-$100 once the underground mine achieves its targeted production of 800 tpd. At the end of March 2012, the Company had 20 stopes open, with 10 – 12 actively in ore, which has allowed the Company to increase the tonnage and reduce the overall cost per tonne.

Milling cost per tonne in Q1 2012 was $16.83 compared to $16.44 in the same period in 2011. Total tonnes milled were relatively consistent period over period at 180,965 tonnes and 179,229 tonnes, respectively. The increase in milling costs relates to an increase in power usage and rates.

Corporate administration expenses were $2.6 million for the three months ended March 31, 2012 compared to $3.1 million in the same period in 2011. Corporate administration costs include expenses related to the overall management of the Company, which are not part of direct operating costs. The decrease in costs in 2012 compared to 2011 was the result of non-recurring expenses relating to the maintenance of two corporate offices in Denver and Halifax in 2011, offset by higher stock based compensation expense in 2012.

During Q1 2012, the Company recorded net income of $5.5 million, or $0.03 per share, compared to net income of $4.3 million, or $0.02 per share, in the same period in 2011. Net income in 2012 is attributable to operating income of $3.5 million and fair value adjustments on derivative instruments and equity-linked financial instruments which totalled $3.7 million. These gains were offset by $1.1 million in financing costs related to the equity financing and other leasing activity. The net income in Q1 2011 was mainly due to a $6.5 million gain on the fair value change in the equity-linked financial instruments.

4

OTHER INCOME AND EXPENSES

Amortization and depreciation expense was $5.7 million in Q1 2012 compared to $2.9 million in Q1 2011. The period over period increase is a result of amortization of capital stripping costs related to Phase 2 of the open pit which commenced in Q2 2011 and amortization of the development costs related to the underground mine which commenced in Q4 2011. Finance costs totalled $1.1 million in Q1 2012 compared to $2.7 million in 2011. Finance costs were higher in Q1 2011 due to payments on the $22 million project facility that was outstanding for the majority of Q1 2011. Additionally, the amount of capitalized interest has increased in Q1 2012 compared to Q1 2011, as a result of the increase in the underground development costs.

During the three months ended March 31, 2012, the Company recorded a $2.4 million gain relating to the change in fair value of the conversion option on the Company’s convertible debentures, compared to a gain of $1.2 million in Q1 2011. The convertible debentures are hybrid financial instruments and therefore the conversion option related to the debentures must be marked-to-market each reporting period. The fair value of this instrument is calculated using the black-scholes model and therefore the value of the liability decreases as the Company’s share price declines.

For the three months ended March 31, 2012 and 2011, the Company recorded a gain of $1.4 million and $6.5 million, respectively, relating to the change in the fair value of the Company’s equity-linked financial instruments. The Company has issued warrants to purchase common shares which are not denominated in the Company’s functional currency (USD). These warrants are derivative instruments for accounting purposes and are therefore marked-to-market at the end of each reporting period. The fair value of these instruments is also calculated using the black-scholes model. Therefore, declines in the company’s share price reduce the value of the related derivative liabilities and result in the recognition of gains on the Statement of Operations and Comprehensive Income. The decrease period over period is a result of a reduction in the balance of outstanding warrants at period end as a result of warrants which were exercised and expired throughout 2011.

STATEMENT OF FINANCIAL POSITION

Current assets totalled $52 million as of March 31, 2012, compared to $37 million as of December 31, 2011. The majority of the change relates to the balance of cash and cash equivalents, which increased by $15.3 million as a result of the receipt of $15.0 million in proceeds from the equity financing and $16.9 million related to the sale leaseback financing agreement completed at the end of the quarter. These cash inflows were offset by capital expenditures totaling $20 million. Long-term assets increased by $17.1 million as a result of a $15.1 million increase in property, plant and equipment related to the capitalization of Phase 2 stripping costs, underground mine development costs and equipment purchases, net of depreciation and amortization.

Total liabilities increased by $12.0 million, from $191 million as of December 31, 2011 to $203 million as of March 31, 2012. The increase related mainly to the impact of the sale leaseback financing, which increased long-term debt by $15.0 million and generated a deferred gain of $2.1 million. These increases were offset by a reduction in the derivative liability and equity linked-financial instrument accounts by $3.4 million.

Shareholder’s equity increased by $20.5 million, from $183 million as of December 31, 2011 to $203 million as of March 31, 2012, as a result of the equity financing and the positive net income earned in Q1 2012.

5

RESULTS OF OPERATIONS

	For the three months ended
	March 31	March 31
	2012	2011
Metal Sales
Gold (ounces)	16,033	10,003
Silver (ounces)	858	436
Average realized gold price – including Sandstorm	$1,611	$1,356
Average realized gold price – excluding Sandstorm	$1,687	$1,380
Production
Open pit ore tonnes mined	220,580	29,809
Open pit operating waste tonnes mined	1,327,362	91,067
Open pit capital stripping tonnes mined	753,360	1,890,451
Open pit overburden tonnes mined	–	293,680
Total open pit tonnes mined	2,301,302	2,305,007
Total underground ore tonnes mined	35,147	8,816
Total tonnes mined	2,336,449	2,313,823

Tonnes milled	180,965	179,229
Tonnes milled per day	1,989	1,991
Head grade of ore (gpt)	3.04	1.67
Recovery (%)	96%	91%
Gold ounces produced	16,922	8,773

Total cash costs ($/ounce)	$858	$1,097
Operating margin ($/ounce)	$753	$259

RECONCILIATION OF CASH OPERATING COSTS PER OUNCE

	For the three months ended
	March 31	March 31
	2012	2011
Gold ounces sold	16,033	10,003
Direct operating costs	$14,032	$10,972
Less: inventory write down	(274)	-
Net direct operating costs	$13,758	$10,972
Total cash cost per ounce of gold	$858	$1,097

The total cash cost per ounce of gold sold for the three months ended March 31, 2012 was $858 per ounce compared to $1,097 per ounce for the period ended March 31, 2011. The decrease in the cash costs per ounce relates directly to the increase in ounces sold during the period.

6

FIRST QUARTER OPERATIONAL REVIEW

Black Fox Open Pit Mine

During the three months ended March 31, 2012, the Company mined 220,580 ore tonnes at an average grade of 2.29 gpt, a 60% increase over the ore tonnes mined in Q4 2011. Production from Q4 2011 provides more appropriate comparative for the current period, as operations in Q1 2011 in the open pit focused on the development of Phase 2 and therefore minimal ore was mined during that period.

During Q1 2012, the open pit had an operating strip ratio of 6.02:1, down considerably from the ratio of 10.4:1 in Q4 2011. The Company continues to capitalize costs associated with stripping activities that provide access to ore to be mined in future periods. The Company capitalized $2.3 million in capital stripping costs during Q1 2012, compared to $3.1 million in Q4 2011.

High-grade tonnage from the open pit was approximately 1,800 tpd during Q1 2012 which helped to offset the lower tonnage from the underground. On a go forward basis, the open pit is expected to produce an average of 1,000 to 1,200 tpd. As high-grade tonnage from the underground reaches daily production rates of 800 tpd, the amount of low-grade open pit ore used to feed the mill will be reduced and directed to the stockpile for future use.

Black Fox Underground Mine

During the three months ended March 31, 2012, the Company implemented changes to the underground mining techniques and equipment. These changes have materially increased production and reduced underground dilution. Mining methods have been tailored to the geometry of the ore zones in an effort to hold the underground head grade above 5.0 gpt. The average grade for production and development ore during Q1 2012 was 5.91 gpt tonnes and 5.28 including low grade underground ore. On a go forward basis, the Company’s objective is to maintain an average head grade above 5.0 gpt using selective mining techniques and predictive geological models.

The underground is currently extracting ore from three areas including the upper levels around the old mine workings as well as various stopes on both the east and west ramps. During the first three months of 2012, development advance totalled 2,299 metres (“m”), including 662 m of ore access development. Ore production increased from 250-300 tpd in January and February 2012 to approximately 450 tpd in March. The increase in tonnes per day can be attributed to an increase in the number of stopes available to be mined during the period. As of May 14, 2012, there are 27 stopes open with 12 headings in ore. This is expected to increase to 30 stopes in Q3 and up to 35 stopes by the end of the year. As the underground development continues to progress, the Company will have more flexibility and will be able to access ore from a variety of stopes. Ore production is expected to increase to 800 tpd by the end of Q3 and 1,000 tpd once steady state production is reached by the end of the year.

Within the upper levels of the underground mine, around the old mine workings, extensions of gold mineralization have been identified and are expected to contribute approximately 100 to 200 tpd for the remainder of the year. This mineralization requires specialized mining techniques but requires minimal capital to access reducing overall development costs.

The east ramp zones have complex geometry however, dilution is being controlled in this area by using smaller equipment and changing the sub-level spacing from 24 metres to 12 metres. Approximately 200 to 300 tpd will be extracted from these zones throughout the remainder of the year.

During the quarter, a planar panel of mineralization was identified within the west ramp zone. This block of ore measures over 70 meters along strike, is about 10 to 15 metres thick and is developed over three levels. Final development is currently being driven on the bottom-most level. It is expected that production from this panel will commence in Q3 and provide 400 to 500 tpd over the next year through the use of a modified long-hole mining method.

Capital expenditures incurred in the first quarter of 2012 totalled $14.7 million, including $8.1 million for underground development, $2.3 million for open pit capital stripping and $4.3 million for underground and open pit mine equipment, the mill expansion and other capital projects.

7

Black Fox Mill

During the three months ended March 31, 2012, the Black Fox Mill processed 180,965 tonnes of ore, at a grade of 3.04 gpt and a recovery of 95.7%, achieving total production of 16,922 ounces. Mill availability during the period was 94% and averaged 1,989 tonnes per day throughout the period.

The mill optimization program commenced in July 2011 and is expected to be completed and in service during the second half of 2012. The optimization is expected to increase mill processing capacity by 5-10%, up to 2,200 tpd. Processing capacity and recovery will be increased through optimization of existing equipment, equipment additions and reduction of production losses.

The Company is committed to providing a safe work environment for its employees and the responsible stewardship of its environment. The Black Fox Mine has a strong safety record with all sites working over 23 months and 1,270,000 person-hours without a lost time injury. During the quarter, the Company was recognized by the Porcupine Northeastern Ontario Mines Safety Group for attaining zero lost time frequency in 2011. This is the second year that Brigus has been recognized for this achievement.

EXPLORATION REVIEW

Black Fox Complex

The Black Fox Complex covers 18-square kilometres (“kms”) and extends 6.5 kms along the strike, at depth, of the well-known Destor-Porcupine Fault Zone, which hosts the Black Fox gold deposit and several other gold deposits in the Timmins Gold District. The exploration program is focused on step-out drilling which is intended to expand the drilling in, and around, the Contact and 147 zones within the Grey Fox property, including five exploration targets: the historic Gibson Deposit, Gibson Shear, School House Zone, Hislop North Zone, and the Grey Fox South Zone. Apart from the Black Fox Mine deposit, the majority of known gold mineralization defined to date on the Black Fox Complex occurs within the Contact Zone and the 147 Zone located on the southern portion of the Black Fox Complex, about 3.5 km southeast of the Black Fox Mine.

The Contact Zone area is a steeply dipping fault zone located between the north-south trending argillaceous sediments and tuffs, in contact with mafic volcanics. The Contact Zone extends from the Grey Fox south claim boundary northwards for at least 1,200 m with an average strike of 350 degrees azimuth. The general dip of the feature is 78 degrees to the east with horizontal widths varying from 3.5 m to 35 m. The 147 Zone area has gold mineralization which primarily occurs within multiple quartz carbonate brecciated zones within bleached units of mafic volcanics. The 147 Zone now extends to a vertical depth of 270 m below surface and remains open in all directions.

Brigus’ ongoing drill program at the Black Fox Complex was very successful in 2011 and the Company has continued to report excellent drill results in the first quarter of 2012. In December 2011, the Company released an initial National Instrument 43-101 resource estimate on the Contact and 147 zones resulting in more than a 50% increase of gold resources on the Black Fox Complex. The Company believes these resource ounces represent near-term production opportunities given their proximity to the Black Fox infrastructure including the Black Fox Mill. An in-fill drilling program is in progress to convert inferred ounces to indicated ounces while continuing to expand the resource with deeper drilling. An updated resource statement is expected to be released in Q3 2012. Drilling to date during 2012 was focused on the Grey Fox properties, with three drills concentrating on infilling the 147 Zone in the area of the proposed open pit to a vertical depth of about 200 m. A fourth drill was infill drilling on the Contact Zone within the upper portion that will be the target for bulk sampling later in 2012, and a fifth drill was added in late March to assist with the 147 Zone delineation drilling. Environmental permitting of the 147 and Contact zones is progressing with the continual monitoring and data gathering of hydrogeological information. During the quarter, the Company also worked on the completion of a mine closure plan which is expected to be submitted to the government during Q2.

The Company will continue its exploration program at the Black Fox Complex throughout 2012 with an $8.2 million surface exploration budget. During Q1 2012, the Company spent $3.1 million on exploration activities at the Black Fox Complex. Numerous high priority drill targets remain to be tested at the Black Fox Complex and 75% of the property remains unexplored.

8

Underground Exploration Program

During the first quarter of 2012, the Company began driving an exploration drift from the deepest portion of the east ramp. Exploration drilling from underground drill stations on the drift is expected to commence by mid-year with an objective of increasing reserve ounces and extending the mine life.

Black Fox Mill Property

The Black Fox Mill drill program is expected to continue following the completion of the 147 Zone drill program. The program is designed to test for gold mineralization below and along strike of the historic underground Stock Gold Mine workings and to test gold targets generated from the Titan 24 IP geophysical survey.

Goldfields Project

The Goldfields Project is located in northern Saskatchewan, Canada. During 2011, Brigus reported results from an independent technical report prepared by March Consulting Associates Inc. This pre-feasibility study indicated a net present value of $144.3 million at a 5% discount rate with an internal rate of return of 19.6% assuming a gold price of $1,250 per ounce.

Brigus remains focused on establishing steady state production levels at its Black Fox operation and potential near term expansion from new discoveries within the Black Fox Complex. Once Black Fox has reached its steady state production level in excess of 25,000 ounces of gold per quarter, Brigus will make a decision on the development of the Goldfields Project.

Ixhuatán Project, Mexico

Brigus has a signed option agreement with Cangold Limited (“Cangold”), which received regulatory approval during 2011, whereby Cangold can acquire a 75% interest in the Company’s Mexican subsidiary that owns the advanced exploration stage Ixhuatán gold project in Chiapas, Mexico. Pursuant to the terms of the transaction, Cangold paid Brigus Cdn$1.0 million and has issued 6.0 million Cangold shares to acquire the initial option. The Cangold shares are subject to an escrow agreement. Based on the escrow agreement, 10% of the Cangold shares were issued to Brigus in 2011 with the remainder of the shares to be released from escrow on a pre-determined basis. Cangold is also required to pay Brigus Cdn$1.0 million and issue 6.0 million Cangold shares in October 2012 and an additional Cdn$3.0 million and issue 4.0 million Cangold shares in October 2013.

To exercise its option and acquire a 75% interest in the Ixhuatán project, Cangold is required to pay Brigus Cdn$5 million and issue 4.0 million Cangold shares as well as complete an independent third-party feasibility study on the Campamento Deposit within 36 months. Following Cangold’s exercise of the purchase option, Cangold and Brigus will hold 75% and 25% interests, respectively, and will be responsible for their pro-rata costs in jointly developing the Ixhuatán deposit. Brigus will retain a 2% Net Smelter Return royalty over the project and upon commencement of commercial production will receive a payment of Cdn$5.00 per ounce of gold in the Proven and Probable category included in the feasibility study.

9

Dominican Republic Projects

Brigus has a signed option agreement with Everton Resources related to the sale of the Company’s remaining interest in the Ampliación Pueblo Viejo, Ponton and La Cueva concessions in the Dominican Republic (the “Concessions”). The agreement requires Everton to issue 15.0 million treasury common shares to Brigus to acquire the option. Pursuant to the option, Everton can acquire Brigus’ remaining interest in the Concessions by paying Brigus Cdn$0.5 million in four installments and an additional Cdn$0.5 million in cash or common shares with a value of $0.5 million by May 31, 2012. Brigus will also receive a sliding Net Smelter Return royalty on the Concessions equal to 1.0% when the price of gold is less than US$1,000 per ounce, 1.5% when the price of gold is between US$1,000 and US$1,400 per ounce and 2% when the price of gold is above US$1,400 per ounce.

Everton will also issue Brigus a promissory note equal to the greater of Cdn$5.0 million or 5.0 million common shares of Everton. The promissory note will be subject to the completion of a NI 43-101 compliant measured and indicated resource estimate on the Concessions of a minimum of one million ounces of gold equivalent (at an average grade of 2.5 gpt or higher for Ampliación Pueblo Viejo and 1.5 gpt or higher for Ponton and La Cueva) or actual gold production from the Concessions plus a NI 43-101 compliant measured and indicated resource estimate on the Concessions (at an average grade of 2.5 gpt gold equivalent and 1.5 gpt gold equivalent or higher for Ponton and La Cueva) exceeding one million ounces of gold equivalent.

As of May 14, 2012, the transaction had not received regulatory approval. The approval of this transaction is expected in Q3 2012.

SUMMARY OF QUARTERLY FINANCIAL AND OPERATING RESULTS

(In thousands, except per share and ounce amounts)

	2012	2011				2010
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue from the sale of gold	$25,823	$21,107	$19,283	$17,883	$13,570	$22,467	$23,679	$22,163
Operating income (loss)	$3,480	$(369)	$2,627	$(2,892)	$(3,376)	$61	$9,124	$6,750
Net income (loss)	$5,520	$2,406	$13,075	$(3,973)	$4,261	$(28,838)	$(5,395)	$(18,892)
Net income (loss) per share, basic	$0.03	$0.01	$0.07	$(0.02)	$0.02	$(0.17)	$(0.04)	$(0.22)
Net income (loss) per share, diluted	$0.03	$0.01	$0.07	$(0.02)	$0.02	$(0.17)	$(0.04)	$(0.22)
Gold sales in ounces	16,033	14,702	17,118	15,178	10,003	16,431	19,265	18,430
Total cash costs per ounce	$858	$1,066	$807	$865	$1,097	$671	$383	$414

KEY ECONOMIC TRENDS

The Company’s performance is highly dependent on the price of gold as it directly affects the Company’s profitability and cash flow. The price of gold is subject to volatile price movements during short periods of time and is affected by numerous factors, such as the strength of the US dollar, global economic conditions, supply and demand, interest rates, and inflation rates, all of which are beyond the Company’s control. In 2011, there was continued volatility in the financial markets and there continues to be uncertainty around the global economic recovery. Slower global growth is expected to continue in 2012 and reflects the compounding effect of a number of factors, most notably increasing fiscal belt-tightening in many advanced nations, prior credit restraint in some key developing countries, and the cascading effect on international trade, credit, and financial conditions associated with the euro zone’s lingering sovereign debt crisis.

In this environment, precious metals continue to gain strength as an attractive investment alternative. At March 31, 2012, the spot price for gold increased to $1,662 per ounce as compared to $1,575 at December 31, 2011.

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LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2012, the Company’s cash balance was $34.2 million, compared to $18.8 million at December 31, 2011. The increase in cash since December 31, 2011 is the result of $15.0 million related to the equity financing as well as $15.0 million related to a sale leaseback on certain assets of the Black Fox Mill. Factors that can impact the Company’s liquidity are monitored regularly and include the market price of gold, production levels, operating cash costs, capital costs and exploration expenditures and currencies.

Operating activities contributed $6.9 million to cash flow during Q1 2012 compared to $4.7 million in the same period in 2011. Operating cash flows increased due to increased gold sales during the period at higher average realized prices.

Investing activities for the quarter ended March 31, 2012 utilized $14.7 million to fund underground mine development, open pit capital stripping and to acquire underground and open pit mine equipment and $3.1 million to fund exploration and development expenditures. During the quarter ended March 31, 2011, net cash used in investing activities totalled $16.4 million, consisting of $13.9 in capital expenditures at Black Fox related to property, plant and equipment and $2.5 million related to exploration and development expenditures.

Proceeds from financing activities for the first quarter of 2012 provided $26.5 million compared to the first quarter of 2011 which provided $30.7 million. Financing cash flows for Q1 2012 included net $13.9 million in proceeds from the issuance of shares and $15.0 million on a sale leaseback transaction offset by debt repayments of $2.4 million. Financing cash flows in Q1 2011 included $47.6 million in proceeds on issuance of convertible debentures, $6.9 million on the issuance of shares and warrants and $23.8 million in debt repayments.

Sale Leaseback Financing

On March 30, 2012, the Company signed a sale leaseback agreement related to certain Black Fox Mill assets. The net proceeds were $15.0 million. The gain on the sale of the assets was $2.1 million and will be deferred and amortized over the life of the lease. The lease is accounted for as a finance lease with a 60 month term, a fixed interest rate of 5.69% and with monthly lease payments.

Sandstorm Gold Stream Agreement

During 2010, Brigus entered into a gold stream agreement (the “Gold Stream Agreement”) with Sandstorm pursuant to which Sandstorm agreed to purchase 12% of the gold production from the Black Fox Mine beginning in January 2011 and 10% of future production from the Black Fox extension covering a portion of the adjoining Pike River property (the “Gold Stream”). Sandstorm made an upfront payment of $56.3 million of which Brigus used a portion to effectively settle the balance of its 2010 forward gold sales. Sandstorm will also pay Brigus ongoing per ounce payments of $500 subject to an inflationary adjustment beginning in 2013, not to exceed 2% per annum. Brigus has the option at the end of 2012 to reduce the Gold Stream to 6% of production from the Black Fox Mine and 4.5% of production from the Black Fox extension for a payment of $36.6 million. For the three month period ended March 31, 2012, the Company delivered 1,989 ounces to Sandstorm.

Convertible Debentures

On March 23, 2011, the Company sold $50.0 million principal amount of senior unsecured convertible debentures (the “Convertible Debentures”). The Convertible Debentures have a maturity date of March 31, 2016, an interest rate of 6.5% per year, payable semi-annually in arrears, and a conversion price of $2.45 per Brigus common share. The net proceeds were partially used to repay debt and fund continuing development and accelerated exploration drilling at the Company’s Black Fox Complex, and for general working capital purposes.

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COMMITMENTS AND CONTINGENCIES

As of March 31, 2012, the Company had approximately $14.1 million of contracted equipment commitments related to the Goldfields Project.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities as at March 31, 2012:

	Payments due by period as of March 31, 2012					December 31, 2011
	Within 1 year	1-3 years	4-5 years	Over 5 years	Total	Total
Accounts payable and accrued liabilities	$24,429	$2,210	$-	$-	$26,639	$25,694
Long-term debt (principal and interest repayments)	14,387	22,185	57,788	3,390	97,750	88,862
Operating lease obligations	295	458	-	-	753	853
Contractual commitments	13,623	492	-	-	14,115	14,107
	$52,734	$25,345	$57,788	$3,390	$139,257	$129,516

OUTSTANDING SHARES

As of March 31, 2012, the Company had 217,309,178 common shares outstanding.

As of May 14, 2012, there were 217,309,178 common shares of the Company outstanding. The Company also had 17,279,175 outstanding stock options at a weighted averaged exercise price of $1.39. The Company also has 30,878,267 common share purchase warrants outstanding at a weighted average exercise price of Cdn$1.65, and up to 20,408,163 shares issuable on conversion of the convertible debentures outstanding with a maturity date of March 31, 2016.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

No director, senior officer, principal holder of securities or any associate or affiliate thereof the Company has any interest, directly or indirectly, in material transactions with the Company or any of its direct or indirect wholly-owned subsidiaries.

During the three months ended March 31, 2012, related party transactions with Stockport Exploration (formerly, Linear Metals Corporation) (“Stockport”) for the provision of general and administrative services totaling $0.02 million. Accounts receivable from Stockport total $0.1 million for the period ended March 31, 2012.

The Company has a Stock Option Plan for directors, officers and employees of the Company and its subsidiaries. The purpose of the plan is to encourage ownership of the Company’s common shares by the persons who are primarily responsible for the management and profitable growth of the Company’s business, to provide additional incentive for superior performance, and to attract and retain valued personnel.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company holds certain financial instruments as long-term investments and therefore is inherently exposed to various risk factors including currency risk, credit risk, market price risk and liquidity risk.

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SUBSEQUENT EVENTS

On May 7, 2012, the Company reached an agreement with a third party for the sale of the notes receivable for $6.0 million.

NON-GAAP FINANCIAL INFORMATION

In this report, the Company uses the terms “cash operating costs”, “total cash costs” and “operating margin”, each of which are considered non-GAAP financial measures as they do not have any standardized meaning prescribed in IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These terms are used by management to assess performance of individual operations and to compare the Company’s performance to other gold producers.

The term “cash operating costs” is used on a per ounce of gold basis. Cash operating costs per ounce is equivalent to direct operating cost, as found on the Consolidated Statements of Operations, less production royalty expenses and production taxes but includes by-product credits for payable silver.

The term “total cash costs” is equivalent to cash operating costs plus production royalties and mining taxes.

The term “operating margin” is equivalent to realized gold price per ounce less cash costs per ounce.

See the Reconciliation of Cash Operating Costs per Ounce for a reconciliation of these non-GAAP measures to the Company’s Consolidated Statements of Operations and Comprehensive Income.

RISK FACTORS

The Company’s business contains significant risk due to the nature of mining, exploration and development activities. Certain risk factors below are related to the mining industry in general, while others are specific to the Company. Included in the risk factors below are details on how management seeks to mitigate the risks wherever possible. For details of risk factors, please refer to the Company’s audited consolidated financial statements, and Annual Information Form that is available at www.sedar.com.

Nature of Mineral Exploration and Mining

Mines have limited lives based on proven and probable reserves and therefore the Company will be required to continually replace and expand its mineral reserves as it mines gold. The Company’s ability to maintain and increase its annual production of gold in the future will be dependent in significant part on its ability to identify and acquire additional commercially viable mineral properties, bring new mines into production, and expand existing mineral reserves at existing mines. In addition, there is a limited supply of desirable mineral lands available in the Canada and other countries where the Company would consider conducting exploration and/or production activities. Because the Company faces strong competition for new properties from other mining companies, many of which have greater financial resources than the Company does, it may be unable to acquire attractive new mining properties.

Certain of the Company’s activities are directed toward the exploration for and the development of mineral deposits. The exploration for, and development of, mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge cannot eliminate. While the discovery of a mineral deposit may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical and unpredictable; capital and operating costs which are highly variable; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital or abandoning or delaying the development of a mineral project.

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Mining is inherently risky and subject to conditions or events beyond the Company’s control, which could have a material adverse effect on the Company’s business. Mining involves various types of risks and hazards, including, but not limited to: unanticipated changes in grade and tonnage of material to be mined and processed; unanticipated adverse geotechnical conditions; adverse weather conditions; incorrect data on which engineering assumptions are made; availability and cost of labour and other supplies and equipment; availability of economic sources of power; adequacy of access to the site; unanticipated transportation costs; government regulations (including regulations relating to prices, royalties, duties, taxes, restrictions on production, quotas on exportation of minerals, as well as the costs of protection of the environment and agricultural lands); lower than expected ore grades; metallurgical or other processing problems; delays in delivery and installation of equipment necessary to continue operations as planned; or failure of the Company’s equipment, processes or facilities to operate properly or as expected. For some of these risks, the Company maintains insurance to protect against these losses at levels consistent with its historical experience and industry practice.

Reserve Estimates

The Company estimates its reserves and resources on its properties as “proven reserves”, “probable reserves” or in accordance with applicable Canadian standards, as “measured resources”, “indicated resources” or “inferred resources”. The Company’s ore reserve and resource figures and costs are primarily estimates and are not guarantees that the Company will recover the indicated quantities of these metals. The Company estimates proven reserve quantities based on sampling and testing of sites conducted by the Company and by independent companies hired by the Company. Probable reserves are based on information similar to that used for proven reserves, but the sites for sampling are less extensive, and the degree of certainty is less. Reserve estimation is an interpretive process based upon available geological data and statistical inferences and is inherently imprecise and may prove to be unreliable. In addition, resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. The Company’s reserves are reduced as existing reserves are depleted through production. Reserves may be reduced due to lower than anticipated volume and grade of reserves mined and processed and recovery rates.

Reserve estimates are calculated using assumptions regarding metals prices. For example, the Company’s reserves at Black Fox were estimated using a gold price of $1,150/oz for 88% of production and $500/oz for the remaining gold production that is sold through the Gold Stream Agreement. Gold prices have fluctuated widely in the past. Declines in the market price of metals, as well as increased production costs, capital costs and reduced recovery rates, may render reserves uneconomic to exploit, and lead to a reduction in reserves. Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations. No assurance can be given that the amount of metal estimated will be produced or the indicated level of recovery of these metals will be realized. Any material reduction in the Company’s reserves estimates could have a material adverse effect on the Company’s results or operations or financial condition.

Development Projects

The Company is engaged in the development of new ore bodies. The Company’s ability to sustain or increase its present level of production is dependent in part on the successful exploration and development of new ore bodies and/or expansion of existing mining operations. Decisions regarding future projects, including the 147 Zone, Contact Zone, Grey Fox, Pike River, and Goldfields, are subject to the successful completion of feasibility studies, issuance of necessary governmental permits and receipt of adequate financing. Development projects have no operating history upon which to base estimates of future cash flow. The Company’s estimates of proven and probable ore reserves and cash operating costs are, to a large extent, based upon detailed geologic and engineering analysis. The Company also conducts feasibility studies that derive estimates of capital and operating costs based upon many factors.

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It is possible that actual costs and economic returns may differ materially from the Company’s best estimates. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase and to require more capital than anticipated. There can be no assurance that any future exploration or development efforts will be profitable.

The Goldfields Project is currently at the pre-development stage. Construction and development of the project is subject to numerous risks, including, but not limited to, delays in obtaining equipment, material, permits and services essential to completing construction of the project in a timely manner; changes in environmental or other government regulations; currency exchange rates; financing risks; labour shortages; and fluctuation in metal prices, as well as the continued support of the local community. There can be no assurance that the construction will commence or continue in accordance with current expectations or at all.

In addition, the Goldfields Project has no recent operating history upon which to base estimates of future commercial viability. Estimates of mineral resources and mineral reserves are, to a large extent, based on the interpretation of geological data obtained from drill holes and other sampling techniques and feasibility studies. This information is used to calculate estimates of the capital cost and operating costs based upon anticipated tonnage and grades of gold to be mined and processed, the configuration of the mineral resource, expected recovery rates, comparable facility and equipment operating costs, anticipated climatic conditions and other factors. As a result, it is possible that differences in such estimates could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects. There can be no assurance that the Company will be able to complete the Goldfields development project on schedule or within budget due to, among other things, and in addition to those factors described above, changes in the economics of the mineral projects, the delivery and installation of plant and equipment and cost overruns, or that the current personnel, systems, procedures and controls will be adequate to support operations. Should any of these events occur, it could have a material adverse effect on the Company’s results of operations, financial condition, and prospects.

Production Estimates

The Company prepares estimates of future production for its operations. The Company develops its estimates based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of mining and processing. In the past, the Company’s actual production from time to time has been lower than its production estimates and this may be the case in the future.

Each of these factors also applies to future development properties not yet in production. In the case of mines the Company may develop in the future, the Company does not have the benefit of actual experience in its estimates, and there is a greater likelihood that the actual results will vary from the estimates. In addition, development and expansion projects are subject to financing contingencies, unexpected construction and start-up problems and delays.

Environment Laws and Regulations

The Company’s exploration and production activities in Canada are subject to regulations by governmental agencies under various environment laws. The Company is also subject to environmental regulations in Mexico and the Dominican Republic where it has exploration and development properties. These regulations mandate, among other things, the maintenance of air and water quality standards, land use standards and land reclamation. They also set out limitations on the generation, transportation, storage and disposal of solid, liquid and hazardous waste.

Environmental legislation in many countries is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environment assessments and proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes in or delays in the Company’s intended activities. There can be no assurance that future changes in environment regulations will not adversely affect the Company’s business.

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Property Rights, Permits and Licensing

The Company derives the rights to most of its mineral properties from unpatented mining claims, leaseholds, joint ventures or purchase option agreements which require the payment of maintenance fees, rents, purchase price installments, exploration expenditures, or other fees. If the Company fails to make these payments when they are due, its rights to the property may lapse. There can be no assurance that the Company will always make payments by the requisite payment dates. In addition, some contracts with respect to the Company’s mineral properties require development or production schedules. There can be no assurance that the Company will be able to meet any or all of the development or production schedules. The Company’s ability to transfer or sell its rights to some of its mineral properties requires government approvals or third party consents, which may not be granted.

Uncertainty of Title

While the Company has no reason to believe that its rights to mine on any of its properties are in doubt, title to mining properties are subject to potential claims by third parties claiming an interest in them.

If there are title defects with respect to any of the Company’s properties, it might be required to compensate other persons or perhaps reduce the Company’s interest in the affected property. Also, in any such case, the investigation and resolution of title issues would divert management's time from operations as well as ongoing exploration and development programs. Furthermore, if the Company loses its rights in and to any of its properties, it could have a material adverse effect on the Company’s operations or financial condition.

Capital Expenditures

In order to explore and, if exploration is successful, develop the Company’s projects and properties, the Company will be required to expend significant amounts for, among other things, geological and geochemical analysis, assaying, and, if warranted, feasibility studies with regard to the results of exploration. The Company may not benefit from these investments if the Company is unable to identify commercially exploitable mineralized material. If the Company is successful in identifying reserves, it will require significant additional capital to construct facilities necessary to extract those reserves.

The Company’s ability to obtain the funding necessary to explore and develop its properties and projects depends upon a number of factors, including the state of the North American and worldwide economies and the price of gold. The Company may not be successful in obtaining the required financing for these or other purposes on terms that are favorable to the Company or at all, in which case the Company’s ability to continue operating would be adversely affected. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration or potential development of some or all of its exploration and /or development properties.

Substantial expenditures will be required to develop the Goldfields Project located in Saskatchewan, Canada. The Company may not be able to obtain final permits for the project and there may be significant variances relative to the feasibility study with respect to capital and operating costs as well as production estimates and related revenues, any of which could have a significant impact on the overall economics of the project.

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Credit Risk

Credit risk on financial instruments arises from the potential for counterparties to default on their obligations to the Company. The Company’s credit risk is limited to cash, accounts receivables, restricted certificates of deposit and notes receivable in the ordinary course of business. Cash and restricted certificates of deposit are placed with high-credit quality financial institutions. The Company sells its gold production exclusively to large international organizations with strong credit ratings. The balance of accounts receivables owed to the Company in the ordinary course of business is not significant.

The Company assesses quarterly whether there has been an impairment of the financial assets of the Company. The Company has not recorded impairment of any of the Company’s financial assets during the three months ended March 31, 2012.

Liquidity Risk

Liquidity risk is the risk that the Company will not meet its financial obligations as they become due. The Company has a planning and budgeting process to monitor operating cash requirements, including amounts projected for the existing capital expenditure program and plans for expansion, which are adjusted as input variables change. These variables include, but are not limited to, available bank lines, mineral production from existing operations, commodity prices, taxes and the availability of capital markets. As these variables change, liquidity risks may necessitate the need for the Company to issue equity or obtain project debt financing.

The Company’s current annual interest obligation associated with the Convertible Debentures is approximately $3.25 million, which the Company may satisfy in cash, or by issuing common shares to raise cash proceeds for the payment of interest or a combination thereof at its option. The Company may also incur additional indebtedness from time to time to finance working capital, exploration or development efforts, strategic acquisitions, investments and alliances, capital expenditures or other general corporate purposes, subject to the restrictions contained in the indenture governing the Convertible Debentures and in any other agreements under which the Company may incur indebtedness in the future. The Company’s indebtedness and interest payment obligations could adversely affect its ability to operate its business and may limit the Company’s ability to take advantage of potential business opportunities

Taking into consideration the Company’s current cash position, volatile equity markets, global uncertainty in the capital markets and increasing cost pressures, the Company is continuing to review expenditures in order to ensure adequate liquidity and flexibility to support its growth strategy while increasing production levels at its current operations.

Currency Risk

Financial instruments that impact the Company’s net income or other comprehensive income due to currency fluctuations include Canadian dollar restricted cash, restricted certificates of deposit, and accounts payable. The Company’s functional and reporting currency is US dollars. The Company’s Canadian operations at the Black Fox Mine are translated from the host currency to US dollars. Therefore, exchange rate movements in the Canadian dollar can have a significant impact on the Company’s consolidated operating results.

Interest Rate Risk

Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in the market interest rates. All of the Company’s debt obligations are fixed and therefore there is no exposure to changes in market interest rates. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk.

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Commodity Price Risk

The Company historically has derived the majority of its revenues from the sale of gold, and its current development and exploration activities are focused on gold. As a result, the Company’s future earnings are directly related to the price of gold. Gold prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the political and economic conditions of major gold producing countries. The profitability of the Company is directly related to the market price of gold.

The current demand for, and supply of, gold also affects gold prices. The supply of gold consists of a combination of new production from mining and existing shares of bullion held by government central banks, public and private financial institutions, industrial organizations and private individuals. As the amounts produced by all producers in any single year constitute a small portion of the total potential supply of gold, normal variations in current production do not usually have a significant impact on the supply of gold or on its price. Mobilization of gold held by central banks through lending and official sales may have a significant adverse impact on the gold price.

All of the above factors are beyond the Company’s control and are impossible for the Company to predict. If the market price for gold falls below the Company’s costs to produce gold for a sustained period of time, that will make it more difficult to obtain financing for its projects. Furthermore, any such reduction in the market price for gold could cause the Company to experience significant losses and could require the Company to discontinue exploration, development and/or mining at one or more of its properties.

The Company is also a significant consumer of electricity, mining equipment, fuels and mining-related raw materials, all of which the Company purchases from outside sources. Increases in prices of electricity, equipment, fuel and raw materials could adversely affect the Company’s operating expenses and profitability.

Equity Price Risk

The Company’s common shares are listed on the NYSE Amex Equities Exchange and the Toronto Stock Exchange. Securities of small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. The Company’s share price is also likely to be significantly affected by global economic issues, as well as short-term changes in gold prices or in the Company’s financial condition or liquidity.

As a result of any of these factors, the market price of the Company’s common shares at any given point in time might not accurately reflect its long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company could in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Furthermore, approximately 48.2 million of the Company’s common shares are issuable on exercise of warrants and options to purchase common shares at prices ranging from approximately Cdn$0.88 to Cdn$2.40 and $0.60 to $8.96 at a weighted average price of Cdn$1.65 and $1.40, respectively.

In addition, each $1,000 principal amount of the Convertible Debentures are convertible into common shares of the Company at the option of the holder at a conversion price of $2.45 per common share. Further, common shares of the Company are potentially issuable in connection with the Convertible Debentures in the following circumstances: (i) at the Company’s election in lieu of payment of principal upon redemption or maturity of the Convertible Debentures, (ii) upon a change of control of the Company (as defined in the Indenture) and (iii) at the Company’s election to pay interest on the Convertible Debentures in common shares.

During the term of the warrants, options, Convertible Debentures and other rights, the holders are given an opportunity to profit from a rise in the market price of the Company’s common shares with a resulting dilution in the interest of the other shareholders. The Company’s ability to obtain additional equity financing during the period such rights are outstanding may be adversely affected, and the existence of the rights may have an adverse effect on the price of the Company’s common shares. The holders of the warrants, options, Convertible Debentures and other rights can be expected to exercise or convert them at a time when the Company would, in all likelihood, be able to obtain any needed capital by a new offering of securities on terms more favorable to the Company than those provided by the outstanding rights.

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CRITICAL ACCOUNTING POLICIES and estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumption that affect the reported amounts of assets, liabilities, revenues and expenses. Management routinely makes judgments and estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the future resolution of the uncertainties increase, these judgments become even more subjective and complex. The Company has identified certain accounting policies that the Company believes are most critical in understanding the judgments that are involved in producing the Company’s consolidated financial statements and the estimates made that could impact results of the operations. The Company’s significant accounting policies are disclosed in Note 3 to the December 31, 2011 Consolidated Financial Statements.

Inventories

There are three elements of inventories in which management is required to make estimates and assumptions - stockpile ore, in-circuit gold inventories and doré. All are valued at the lower of average production costs or net realizable value. The average production cost includes the direct production costs, attributable overheads and depreciation incurred to bring the material to its present point in the process cycle. Net realizable value represents that value that can be realized upon sale of the inventory in question, less a reasonable allowance for further processing and sales costs, where applicable. The estimates and assumptions used in the measurement of the inventories include surveyed stockpile quantities, in circuit process volumes, gold contents of both, recoverable ounces once processed and the price per ounce of gold when ounces of gold are recovered and sold.

Mining Interests

Mining interests represent capitalized expenditures related to the development of mining properties, related plant, property and equipment and expenditures related to exploration arising from property acquisitions. Mine development costs are capitalized after proven and probable reserves have been identified. Amortization is calculated using the unit-of-production method over the expected life of the mine based on the estimated recoverable gold equivalent ounces or value of metals over proven and probable reserves.

Buildings and equipment are recorded at acquisition cost and amortized on a unit-of-production basis over the remaining proven and probable reserves of the mine. Equipment that is mobile is amortized on a straight-line basis over the estimated useful life of the equipment of five to ten years, not to exceed the related estimated mine lives. Repair and maintenance costs are expensed as incurred.

Mineral rights include the cost of obtaining unpatented and patented mining claims and the cost of acquisition of properties. Significant payments related to the acquisition of land and mineral rights are capitalized. If a mineable ore body is discovered, such costs are amortized when saleable minerals are produced from the ore body using the unit-of-production method based on proven and probable reserves. If no mineable ore body is discovered or such rights are otherwise determined to have no value, such costs are expensed in the period in which it is determined the property has no future economic value.

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The Company reviews the carrying values of its assets on a regular basis for indicators of impairment at the end of each reporting period by reference to project economics. Impairment assessments are conducted at the level of cash-generating units (“CGU’s”), with the Black Fox operating mine and development projects representing separate CGU’s. If an indication of impairment exists, the recoverable amount of the CGU is estimated. An impairment loss is recognized when the carrying amount of the CGU is in excess of its recoverable amount. The recoverable amount is the greater of the CGU’s fair value less costs to sell and its value in use. The estimates and assumptions used by management in the assessments include recoverable ounces of gold from the reserves and resources, long-term gold prices, the Canadian dollar/US dollar exchange rate and future costs of operations.

The Company assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for a long-lived asset may no longer exist or may have decreased. If any such indication exists, the Company estimates the recoverable amount of that CGU. A reversal of an impairment loss is recognized up to the lesser of the recoverable amount or the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the CGU in prior years.

Deferred Revenue

Deferred revenue consists of payments received by the Company in consideration for future commitments to deliver payable gold at contracted prices. The Company records a portion of the deferred revenue as sales, based on a proportionate share of deliveries made compared with the total estimated contractual commitment. The estimates and assumptions used by management include the reserves and resources on the named properties, the future price of gold and the total future recoverable ounces.

Reclamation and Closure Costs

The Company recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. The Company has recorded a liability and corresponding asset for the estimated future cost of reclamation and closure, including site rehabilitation and long-term treatment and monitoring costs, discounted to net present value. The present value of the reclamation liabilities may be subject to change based on management’s current estimates, changes in remediation technology or changes to the applicable laws and regulations by regulatory authorities, which affect the ultimate cost of remediation and reclamation. Changes if any, due to their nature and unpredictability, could have a material impact and would be reflected prospectively, as a change in accounting estimate.

FUTURE CHANGES IN ACCOUNTING POLICIES

IFRS 9 Financial Instruments (“IFRS 9”) introduces new requirements for the classification, measurement and derecognition of financial assets and financial liabilities. Specifically, IFRS 9 requires all recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement to be subsequently measured at amortized cost or fair value. Also, the IASB has issued an amendment to IFRS 9 Financial Instruments (“IFRS 9”), which changes the effective date of IFRS 9 (2009) and IFRS 9 (2010), so that IFRS 9 is required to be applied for annual periods beginning on or after January 1, 2015 with early application permitted. This amendment was released in connection with IFRS 7 Financial Instruments: Disclosures – Transition Disclosures which outlines that with the amendments to IFRS 9 entities applying IFRS 9 do not need to restate prior periods but are required to apply modified disclosures. The Company is currently assessing the impact of applying the amendments of IFRS 9 and IFRS 7 on the consolidated financial statements.

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IFRS 10 Consolidated Financial Statements (“IFRS 10”) replaces the consolidation guidance in IAS 27 Consolidated and Separate Financial Statements (“IAS 27”) and SIC-12 Consolidation — Special Purpose Entities by introducing a single consolidation model for all entities based on control, irrespective of the nature of the investee (i.e., whether an entity is controlled through voting rights of investors or through other contractual arrangements as is common in special purpose entities). Under IFRS 10, control is based on whether an investor has power over the investee, exposure, or rights, to variable returns from its involvement with the investee and the ability to use its power over the investee to affect the amount of the returns.

IFRS 11 Joint Arrangements (“IFRS 11”) introduces new accounting requirements for joint arrangements, replacing IAS 31 Interests in Joint Ventures. IFRS 11 removes the option to apply the proportional consolidation method when accounting for jointly controlled entities and eliminates the concept of jointly controlled assets. IFRS 11 now only differentiates between joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and obligations for the liabilities. A joint venture is a joint arrangement whereby the parties that have joint control have rights to the net assets.

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) requires enhanced disclosures about both consolidated entities and unconsolidated entities in which an entity has involvement. The objective of IFRS 12 is to provide financial statement users with information to evaluate the basis of control, any restrictions on consolidated assets and liabilities, risk exposures arising from involvement with unconsolidated structured entities and non-controlling interest holders' involvement in the activities of consolidated entities.

The requirements relating to separate financial statements in IAS 27 are unchanged in the amended IAS 27. The other portions of IAS 27 are replaced by IFRS 10. IAS 28 Investments in Associates and Joint Ventures (“IAS 28”) is amended to conform with changes in IFRS 10, IFRS 11 and IFRS 12.

Each of these five standards have an effective date for annual periods beginning on or after January 1, 2013, with earlier application permitted so long as each of the other standards noted above are also early applied. However, entities are permitted to incorporate any of the disclosure requirements in IFRS 12 into their financial statements without technically early applying the provisions of IFRS 12 (and thereby each of the other four standards). The Company is currently assessing the impact of these new standards on the Company’s consolidated financial statements.

IFRS 13 Fair Value Measurement (“IFRS 13”) replaces existing IFRS guidance on fair value with a single standard. IFRS 13 defines fair value, provides guidance on how to determine fair value and requires disclosures about fair value measurements. IFRS 13 does not change the requirements regarding which items should be measured or disclosed at fair value. IFRS 13 is effective for annual periods beginning on or after January 1, 2013 with early application permitted. The Company is currently assessing the impact of this new standard on the Company’s financial assets and financial liabilities.

The IASB issued amendments to IAS 1 Presentation of Financial Statements (“IAS 1”) that require an entity to group items presented in the Statement of Comprehensive Income on the basis of whether they may be reclassified to earnings subsequent to initial recognition. For those items presented before taxes, the amendments to IAS 1 also require that the taxes related to the two separate groups be presented separately. The amendments are effective for annual periods beginning on or after July 1, 2012, with earlier adoption permitted. The Company does not anticipate the application of the amendments to IAS 1 to have a material impact on its consolidated financial statements.

The IASB issued amendments to IAS 19 Employee Benefits (“IAS 19”) that introduced changes to the accounting for defined benefit plans and other employee benefits. The amendments to other employee benefits include modification of the accounting for termination benefits and classification of other employee benefits. The Company does not anticipate the application of the amended IAS 19 to have a material impact on its consolidated financial statements.

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The IASB issued IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”). IFRIC 20 provides guidance on the accounting for the costs of stripping activity in the production phase of surface mining when two benefits accrue to the entity from the stripping activity: useable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. IFRIC 20 must be applied starting January 1, 2013 with early adoption permitted. The Company is currently assessing the impact of adopting IFRIC 20 on the consolidated financial statements.

Amendments were issued by the IASB to IAS 32 Financial Instruments: Recognitions and Measurement (“IAS 32”), which address inconsistencies in current practice when applying the offsetting criteria. These amendments are part of the IASB’s offsetting project. These amendments must be applied starting January 1, 2014 with early adoption permitted. The IASB also issued amendments to IFRS 7 Financial Instruments Disclosures as part of the offsetting project. This includes specific disclosures related to offsetting financial assets and liabilities that will enable users of an entities financial statements to evaluate the effect of potential effect of netting arrangements, including rights of set-off associated with the entity’s recognized financial assets and liabilities, on the entity’s financial position. These amendments must be applied starting January 1, 2013 with early adoption permitted. The Company is currently assessing the impact of adopting the IAS 23 and IFRS 7 amendments on the consolidated financial statements.

CONTROLS AND PROCEDURES

At the end of the first quarter of 2012, an evaluation was carried out under the supervision of and with participation of the Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, of the design of disclosure controls and procedures and internal controls over financial reporting. Based on that evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and internal control over financial reporting were designed effectively as of March 31, 2012, the end of the period covered by this report, to ensure that material information relating to the Company would be made known to them.

There were no significant changes in the Company’s internal control over financial reporting that occurred during the three months ended March 31, 2012 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. Management will continue to monitor the effectiveness of its internal controls over financial reporting and disclosure and may make modifications from time to time as considered necessary or desirable.

Cautionary Note Regarding Forward-Looking Statements and Information:

This report contains “forward-looking information”, as such term is defined in applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements and information are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. All statements other than statements which are reporting results as well as statements of historical fact set forth or incorporated herein by reference, are forward looking statements and information that may involve a number of known and unknown risks, uncertainties and other factors, many of which are beyond the Company’s ability to control or predict. Forward-looking statements and information can be identified by the use of words such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “continue,” or the negative of such terms, or other comparable terminology. These statements include, but are not limited to comments regarding:

•	plans for the development of and production at the Black Fox Mine including, without limitation, the timing of the development of, and future production quantities from, the underground mine and Phase 2 open pit at Black Fox;
•	estimates from the Black Fox technical report dated January 6, 2011, including mine life, processing rate, recovery rate, average annual production, cash operating costs, capital costs, net present value and discounted cash flow value of Black Fox;

•	timing and costs associated with the completion of capital projects, including the Company’s development of the Black Fox underground mine and the planned expansion of the Black Fox Mill;

•	repayments of indebtedness and the Company’s ability to meet its obligations in connection with the 6.5% senior unsecured Convertible Debentures due March 31, 2016;

•	the Company’s exploration and development plans, including such plans and financing of such plans for the Company’s Grey Fox, Pike River, Stock Mine, and Goldfields projects ;

•	the sale of the Huizopa, Ixhuatán and Dominican Republic projects;

•	liquidity to support operations and debt repayment;

•	completion of a Canadian National Instrument 43-101 report for any of the Company’s exploration properties;

•	the establishment and estimates of additional mineral reserves and resources;

•	future production, mineral recovery rates and costs, strip ratios and mill throughput rates;

•	projected total production costs, cash operating costs and total cash costs;

•	grade of ore mined and milled from Black Fox and cash flows derived therefrom;

•	future processing capacity of the Black Fox Mine;

•	anticipated expenditures for development, exploration, and corporate overhead, including expenditures for surface drilling at Black Fox and Goldfields;

•	timing and issuance of permits;

•	estimates of closure costs and reclamation liabilities;

•	the Company’s ability to obtain financing to fund future expenditure and capital requirements; and

•	the impact of adoption of new accounting standards.

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Although the Company believes that the plans, intentions and expectations reflected in these forward-looking statements are reasonable, the Company cannot be certain that these plans, intentions or expectations will be achieved. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements and information contained in this report. Disclosure of important factors that could cause actual results to differ materially from the Company’s plans, intentions or expectations is included under the heading “Risk Factors” in this report.

Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements and information. Factors that could cause or contribute to such differences include, but are not limited to unexpected changes in business and economic conditions, including the global financial and capital markets; significant increases or decreases in gold prices; changes in interest and currency exchange rates; timing and amount of production; unanticipated changes in grade of ore; unanticipated recovery or production problems; changes in operating costs; operational problems at the Company’s mining properties; metallurgy, processing, access, availability of materials, equipment, supplies and water; determination of reserves; costs and timing of development of new reserves; results of current and future exploration and development activities; results of future feasibility studies; joint venture relationships; political or economic instability, either globally or in the countries in which the Company operates; local and community impacts and issues; timing of receipt of government approvals; accidents and labour disputes; environmental costs and risks; competitive factors, including competition for property acquisitions; availability of external financing at reasonable rates or at all; and the factors discussed in this report under the heading “Risk Factors;” and other risks and uncertainties set forth the Company’s periodic report filings with Canadian securities authorities and the SEC.

Many of these factors are beyond the Company’s ability to control or predict. These factors are not intended to represent a complete list of the general or specific factors that may affect the Company. The Company may note additional factors elsewhere in this report. All forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to the Company, or persons acting on the Company’s behalf, are expressly qualified in their entirety by these cautionary statements. Except as required by law, the Company undertakes no obligation to update any forward-looking statement or information.

reporting requirements for disclosure of mineral properties

Certain information in this report concerning our properties and operations has been prepared in accordance with Canadian standards under applicable Canadian securities laws, which differ from the requirements of U.S. securities laws. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this annual report are Canadian mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on December 11, 2005 (“CIM Standards”).

While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian securities regulations, they are not recognized by the SEC. Pursuant to United States standards as promulgated by the SEC under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. “Inferred Mineral Resource” has a great amount of uncertainty as to its existence, as to whether it can be mined and as to its economic and legal feasibility, except in rare cases. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher category. Under Canadian securities regulations, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies, except in rare cases. Readers are cautioned not to assume that all or any part of a “Measured Mineral Resource” or “Indicated Mineral Resource” will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists, or is economically or legally mineable. In addition, disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits registrants to report SEC compliant reserves in ounces and requires reporting of mineralization that does not qualify as reserves as in place tonnage and grade without reference to unit measures. As such, certain information contained in this annual report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by United States companies subject to reporting and disclosure requirements of the SEC.

In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM Standards differ in certain respects from the U.S. standards. Brigus’ Proven and Probable Mineral Reserves are estimated in accordance with definitions set forth in NI 43-101.

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